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Filed by Seacoast Financial Services Corporation
(Commission File No. 000-25077)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company: Abington Bancorp, Inc.
Commission File No.: 0-16018

        This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington Bancorp, Inc. may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

        Seacoast Financial and Abington will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, Marketing, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc., 97 Libbey Parkway, Weymouth, Massachusetts 02189, Attn: Corporate Secretary, telephone (781) 682-3400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

        Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

        THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 9:01 A.M. EASTERN STANDARD TIME ON OCTOBER 21, 2003 BY SEACOAST FINANCIAL SERVICES CORPORATION AND ABINGTON BANCORP, INC.

Contact: James R. Rice, 508-984-6102
Senior Vice President
Seacoast Financial Services Corporation

James K. Hunt, 781-682-6903
Chief Financial Officer & Treasurer
Abington Bancorp, Inc.

FOR IMMEDIATE RELEASE

Seacoast Financial Services Corporation to Acquire Abington Bancorp, Inc.,
Fills in Eastern Massachusetts Franchise

        New Bedford, Massachusetts and Abington, Massachusetts—(Business Wire)—October 21, 2003—Seacoast Financial Services Corporation (NASDAQ: SCFS) and Abington Bancorp, Inc. (NASDAQ: ABBK) jointly announced today the execution of a definitive agreement whereby Seacoast Financial Services Corporation will acquire Abington Bancorp, Inc. and its wholly-owned subsidiary, Abington Savings Bank, an $950 million bank that operates 17 branch offices in the southeastern metropolitan Boston area.

        Under the terms of the agreement, shareholders of Abington will be entitled to receive $34.00 in cash, 1.4468 shares of Seacoast Financial Services Corporation, or a combination thereof, subject to election and allocation procedures intended to ensure that, in the aggregate, 75% of the Abington shares will be exchanged for Seacoast Financial Services Corporation common stock. It is anticipated that the transaction will be completed in late first quarter or early second quarter of 2004, pending regulatory approvals and the approval of the stockholders of Abington Bancorp, Inc.

        This transaction is currently valued at approximately $139.5 million. The agreement provides for the merger of Abington Bancorp, Inc. into Seacoast Financial Services Corporation, and the subsequent merger of Abington Savings Bank into CompassBank, Seacoast Financial Services Corporation's main banking subsidiary. The transaction is intended to qualify as a reorganization for federal income tax purposes. Accordingly, shares of Abington common stock that are exchanged for shares of Seacoast Financial common stock will be exchanged on a tax-free basis. The transaction will be accounted for as a purchase in accordance with Statement of Financial Accounting Standards No. 142.

        "This transaction marks a milestone in the history of Seacoast Financial as a public company," stated Kevin G. Champagne, President and CEO of Seacoast. "Five months following the consummation of our acquisition of Bay State Bancorp and our entrance into the greater Boston marketplace, this culminating transaction will connect the geography of our Boston area branch locations with our south shore and Cape Cod branches. This affiliation will create a non-replicable strategic franchise serving important Massachusetts banking markets and provide CompassBank with a complete and cohesive geographic footprint within which to grow its customer base and revenues."

        Champagne continued, "Upon completion of the transaction, Seacoast will rank 7th in deposit market share in Massachusetts with the fifth largest bank branch network of 64 locations stretching from greater Boston throughout the South Shore, across southeastern Massachusetts and on to Cape Cod and the Islands. CompassBank will become the largest savings bank headquartered in Massachusetts. We believe the CompassBank brand, our dedication to customer service and our strong commitment to markets we serve will be well received by the customers and communities currently served by Abington."

        James P. McDonough, President and CEO of Abington Bancorp, Inc. said, "The affiliation with Seacoast provides an excellent opportunity for our customers, employees, and shareholders, and for the communities in which Abington Savings Bank operates. Their high level of financial performance, in concert with their commitment to community bank financial services, makes them a great choice for Abington." Mr. Champagne and Mr. McDonough also stated that they do not anticipate the closing of any Abington Savings Bank branches following the consummation of the transaction.

        The merger is expected to be accretive to Seacoast Financial Services Corporation's earnings per share by approximately 2% in the first full year of operations. Cost savings benefits which are estimated to be approximately 25%, will be achieved primarily through the integration of systems and support functions. The transaction includes a termination of fee of $6 million in certain circumstances.

        James P. McDonough, President and CEO of Abington, will become President of CompassBank and will join the board of directors of Seacoast and CompassBank. Kevin G. Champagne will continue to serve as President and CEO of Seacoast Financial Services Corporation and CEO of CompassBank. James K. Hunt, Chief Financial Officer of Abington, will serve as a consultant and strategic advisor to Seacoast. Two additional Abington Board members will also join the board of directors of Seacoast.

        Upon completion of the transaction, Seacoast Financial Services Corporation will have approximately $5.4 billion in total assets, $3.6 billion in total deposits and $511 million in total shareholders' equity.

        Seacoast will host a web conference call for investors, analysts and other interested parties on Tuesday, October 21, 2003 at 2 p.m. local time to discuss the transaction. Participants will include Kevin G. Champagne, President and CEO of Seacoast, Frank Mascianica, CFO of Seacoast, James P. McDonough, President and CEO of Abington and James K. Hunt, CFO of Abington. All interested parties are welcome to access the conference call by dialing 1-800-374-7426, reference pass code 84693. Participants are asked to call in a few minutes prior to the call in order to register for the event. Seacoast has prepared an investor presentation to accompany the audio call. During and after the call, the presentation can be accessed at Seacoast's website at www.seacoastfinancial.com under "presentations". A replay of the call will be available on the website until October 28, 2003.

        Seacoast was advised by Ryan Beck & Co. and Goodwin Procter LLP. Abington was advised by McConnell, Budd & Romano and Foley Hoag LLP.

        Seacoast Financial Services Corporation is the holding company for CompassBank and Nantucket Bank and is headquartered in New Bedford, Massachusetts. CompassBank is a $4 billion state chartered savings bank serving Southeastern Massachusetts through a network of 47 full service branch offices and 52 branch and remote ATMs, a customer call center and on-line banking at www.compassbank.com. Nantucket Bank is a $458 million state chartered savings bank serving Nantucket Island with 3 full service branch offices. The banks provide a wide array of financial services including consumer banking, mortgage lending, commercial lending, consumer finance, private banking and alternative investments to retail and business customers.

        Abington Bancorp, Inc. is a one-bank holding company for Abington Savings Bank. Abington Savings Bank is a Massachusetts-chartered savings bank with offices in Abington, Boston (Dorchester), Brockton, Canton, Cohasset, Halifax, Hanover, Hanson, Holbrook, Hull, Kingston, Milton, Pembroke, Quincy, Randolph, Weymouth and Whitman. Its deposits are insured by the Federal Deposit Insurance Corporation and Depositors Insurance Fund

        This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of Seacoast Financial Services Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: (1) the businesses of Seacoast Financial Services Corporation and Abington may not be combined successfully, or such combination may take longer to accomplish than expected; (2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; (5) the stockholders of Abington may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competitive pressures from other financial service companies in Seacoast Financial's and Abington's markets may increase significantly; and (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Seacoast Financial's filings with the Securities and Exchange Commission. Seacoast Financial does not undertake or intend to update any forward-looking statements.

        Seacoast and Abington will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4. Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Seacoast Financial can be obtained, without charge, by directing a request to Seacoast Financial Services Corporation, One Compass Place, New Bedford, Massachusetts 02740, Attn: James R. Rice, Senior Vice President, telephone (508) 984-6000. In addition, documents filed with the SEC by Abington can be obtained, without charge, by directing a request to Abington Bancorp, Inc. 97 Libbey Parkway, Weymouth, MA 02189, Attn: Corporate Secretary, telephone (781) 682-6400. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Abington and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

        Information about the directors and executive officers of Abington and their ownership of Abington common stock is set forth in the proxy statement for Abington's 2003 annual meeting of stockholders as filed on Schedule 14A with the SEC on June 27, 2003. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

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Seacoast Financial Services Corporation to Acquire Abington Bancorp, Inc., Fills in Eastern Massachusetts Franchise